UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.:       1-9334
CUSIP NO.:  058264102

(CHECK ONE):

/__/ FORM 10-K  /__/ FORM 20-F  /__/ FORM 11-K  /_X_/ FORM 10-Q
/__/ FORM 10-D  /__/ FORM N-SAR /__/ FORM N-CSR

FOR THE PERIOD ENDED: March 31, 2011

OR

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
    [ ] TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Baldwin Technology Company, Inc.

Address of Principal Executive Offices:	Two Trap Falls Road, Suite 402, Shelton, CT 06484

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/	(A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/	(B)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/_/	(C)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Baldwin Technology Company, Inc. (the "Company") is filing this notification on Form 12b-25 because the Company is unable, without unreasonable effort and expense, to file the Company’s Form 10-Q for the quarterly period ended March 31, 2011 on or before May 16, 2011, because of the following factors:

(1) the Company filed a current report on Form 8-K on May 10, 2011 to report that certain of the Company’s previously issued financial statements should no longer be relied upon and that the Company would restate its financial results for the affected prior periods;

(2) the Company is currently in the process of preparing amendments to its Annual Report on Form 10-K for the year ended June 30, 2010 and its Quarterly Reports on Form 10-Q for the quarters ended September 30 and December 31, 2010 (the “Amendments”), which Amendments the Company intends to file with the Securities and Exchange Commission  (“SEC”) as soon as practicable on or before May 20, 2011;

(3) As a result of the restatements of prior period financial results to be reflected in the Amendments, the Company has failed to comply with certain of the financial covenants applicable to the Company under its Credit Agreement (defined below); and

(4) the Company is currently in the process of finalizing a waiver and amendment (the “Waiver”) to its Credit Agreement with Bank of America, N.A. as a Lender and as Administrative Agent and certain other lenders, and expects to be able to obtain the required Waiver on or before May 17, 2011.

In light of the foregoing factors, the Company expects to be able to file its Form 10-Q for the quarterly period ended March 31, 2011 with the SEC on or before May 23, 2011.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ivan R. Habibe, Chief Financial Officer, telephone no. 203-402-1002.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes /__/ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /__/ Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Baldwin Technology Company, Inc.
 (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BADLWIN TECHNOLOGY COMPANY, INC.

By:	/s/Leon Richards
Name:	Leon Richards
Title:	Controller (Chief Accounting Officer)

Date: May 16, 2011